                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                             NaTec Resources, Inc.
                                (Name of Issuer)

                        Common Stock, without par value
                         (Title of Class of Securities)

                                  632281-10-1
                                 (CUSIP Number)

                                   CRSS Inc.
                        1177 West Loop South, Suite 800
                             Houston, Texas  77027
               Attn:  William J. Gardiner, Senior Vice President,
                     Chief Executive Officer and Treasurer

                                 (713) 552-2160
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                August 24, 1995
                         (Date of Event which Requires
                           Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         Check the following box if a fee is being paid with this statement [ ].

                             CUSIP No. 632281-10-1

1)       Name of Reporting Persons:                                          CRSS Inc.

         S.S. or I.R.S. Identification No. of Above Person:                  74-1677382

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2)       Check the Appropriate Box if a Member of a Group:                                                       (a) [  ]
                                                                                                                 (b) [  ]


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3)       SEC Use Only:


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4)       Source of funds:                                                            WC

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5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ]


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6)       Citizenship or Place of Organization:                               Delaware

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Number of Shares         7) Sole Voting Power                      14,000,009*
                                              ---------------------------------------------------------------------------
Beneficially Owned       8) Shared Voting Power                    0
                                               -------------------------------------------------------------------------
By Each Reporting        9) Sole Dispositive Power                 14,000,009*
                                                   ----------------------------------------------------------------------
Person With             10) Shared Dispositive Power               0
                                                    ---------------------------------------------------------------------


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11)      Aggregate Amount Beneficially Owned by Each Reporting Person:       14,000,009*

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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]


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13)      Percent of Class Represented by Amount in Row (11):                 51.13%*

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14)      Type of Reporting Person:                                                   CO

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

* Reporting Person's ownership interest prior to the dissolution and liquidation of the Issuer as of August 24, 1995. As a result of such dissolution and liquidation, the Issuer's shares of common stock, without par value, and at least 30,937 shares of the Issuer's Series A Preferred Stock, remain issued and outstanding; however, the Reporting Person, as well as the other stockholders of such shares, only possess those rights and ownership interests in the common stock, without par value, and the Series A Preferred Stock issued by the Issuer as permitted under the Utah Revised Business Corporation Act with respect to stock holdings in a dissolved and liquidated corporation.





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
         This Amendment No. 9 substantially restates in its entirety the text of the Schedule 13D of CRSS Inc. ("CRSS") with respect to the common stock, without par value (the "Common Stock"), of NaTec Resources, Inc. ("NaTec"), as originally filed on or about January 1, 1990 and as amended as follows:

                 Amendment No. 1 filed on or about September 24, 1990 amending Items 1, 2, 3, 4, 5 and 7 of the Statement on Schedule 13D filed by CRSS.

                 Amendment No. 2 filed on or about November 13, 1990 amending Items 1, 5 and 7 of the Statement on Schedule 13D filed by CRSS and Amendment No. 1 thereto filed by CRSS.

                 Amendment No. 3 filed on or about May 6, 1991 amending Items 3 and 4 of the Statement on Schedule 13D filed by CRSS as Amendment No. 1 and Item 5 of the Statement on Schedule 13D filed by CRSS as Amendment No. 2.

                 Amendment No. 4 filed on or about February 2, 1993 amending Items 3, 4 and 5 of the Statement on Schedule 13D filed by CRSS as Amendment No. 3.

                 Amendment No. 5 filed on or about May 25, 1993 amending Item 4 of the Statement on Schedule 13D filed by CRSS.

                 Amendment No. 6 filed on or about July 18, 1994 amending Item 4 of the Statement on Schedule 13D filed by CRSS.

                 Amendment No. 7 filed on or about October 11, 1994 amending
                 Item 4 of the Statement on Schedule 13D filed by CRSS.

                 Amendment No. 8 filed on or about April 28, 1995 amending Items 4 and 5 of the Statement on Schedule 13D filed by CRSS.

         By this Amendment No. 9, CRSS hereby amends Items 4 and 5 of Schedule 13D filed by CRSS, as amended, with respect to the Common Stock, by the addition of the paragraphs indicated in such Items as amended hereby, and amends and restates in its entirety Schedule 1 to such Schedule 13D, as amended.





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
         Item 1. Security and Issuer.

         This statement relates to the shares of Common Stock of NaTec Resources, Inc. (formerly Industrial Resources, Inc.), a Utah corporation. The address of the principal executive offices of NaTec is 1177 West Loop South, Suite 700, Houston, Texas 77027.

         As reported on CRSS' Amendment No. 2 to Schedule 13D filed on or about November 13, 1990, CRSS purchased $10,000,000 of a new NaTec issue consisting of Series A Cumulative Convertible Exchangeable Preferred Stock (the "Series A Preferred Stock"). See Stock Purchase Agreement dated as of October 24, 1990 and Exhibits located at Page 17 of Amendment No. 2 to Schedule 13D and incorporated herein by reference.

         Item 2. Identity and Background.

         CRSS is a corporation organized under the laws of the State of Delaware. It provides a full range of architectural, engineering and construction services to industrial, institutional, commercial and public sector clients. Its principal office and place of business is located at 1177 West Loop South, Suite 800, Houston, Texas 77027.

         The names, business addresses, principal occupations and citizenship of the executive officers and directors of CRSS, as well as the name, principal business and address of the corporation or organization in which such occupation is conducted, are set forth in Schedule 1 hereto, which is incorporated herein by reference.

         During the last five years, neither CRSS nor, to the best of its knowledge, any of the executive officers or directors identified in Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding resulting in, or subjecting it or him to, a judgment, decree or final order enjoining violation of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amounts of Funds or Other Considerations.

         CRSS has acquired the 11,118,000 shares of Common Stock referred to in
Item 5 pursuant to an Exchange Agreement between CRSS and NaTec, dated as of July 24, 1989 (the "Exchange Agreement"). A copy of the Exchange Agreement is located at Page 9 of the original Schedule 13D filed on or about January 1, 1990 and incorporated herein by reference. Pursuant to the Exchange Agreement, CRSS contributed to NaTec all of the issued and outstanding shares of its wholly-owned subsidiary, CRSS Nahcolite Inc., a Delaware corporation ("CRSN"), in exchange for such shares. In addition, pursuant to the Exchange Agreement, on November 29, 1989, CRSS made a capital contribution of $6,076,463 to NaTec. Such capital contribution was made out of the general working capital funds of CRSS.

         As reported in CRSS' Amendment No. 1 to Schedule 13D filed on or about September 24, 1990, it was intended that the purchase price for CRSS' purchase of $10,000,000 of a new NaTec issue consisting of Series A Preferred Stock would be paid out of the general working capital funds of CRSS, except for such portion that may be borrowed from third parties.





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
         As reported in the filing of CRSS' Amendment No. 2 to Schedule 13D filed on or about November 13, 1990, CRSS acquired 100,000 shares of Series A Preferred Stock, which is convertible into, and has the same voting rights as, 1,617,796 shares of Common Stock. Since that filing, as reported in CRSS' Amendment No. 3 to Schedule 13D filed on or about May 6, 1991, (a) CRSS has received 98,929 shares of Common Stock as payment for $500,000 in Series A Preferred Stock dividends, and (b) CRSS, on April 25, 1991, acquired 700,000 shares of Common Stock. The consideration for the additional 700,000 shares of Common Stock was $3,325,000. All funds used to purchase the additional 700,000 shares of Common Stock were from the general working capital funds of CRSS.

         As reported in the filing of CRSS' Amendment No. 4 to Schedule 13D filed on or about February 2, 1993, after the filing on or about May 6, 1991 of Amendment No. 3 to the Schedule 13D for CRSS, CRSS made four acquisitions. First, CRSS acquired, on July 22, 1991, 10,000 shares of NaTec Series B Cumulative Convertible Exchangeable Preferred Stock ("Series B Preferred Stock"), convertible into 224,403 shares of Common Stock. The consideration for the Series B Preferred Stock was a cash payment of $1,000,000. Second, CRSS acquired, on September 1, 1991, 10,000 shares of Series C Cumulative Convertible Exchangeable Preferred Stock ("Series C Preferred Stock"), and with the Series A and B Preferred Stock are collectively referred to as the "Preferred Stock"), convertible into 278,551 shares of Common Stock. The consideration for the Series C Preferred Stock was a cash payment of $1,000,000. Third, CRSS acquired, on October 15, 1991, 106,151 shares of Common Stock as a $329,069.44 dividend accrued on the Preferred Stock held by CRSS. Finally, CRSS acquired, on February 2, 1993, the Convertible Note, due December 31, 1997, in the original principal amount of $4,722,604 (the "Convertible Note"), which Convertible Note is convertible into 2,798,580 shares of NaTec Common Stock. The Convertible Note was issued to CRSS in exchange for $1,787,500 of accrued and unpaid dividends on the Preferred Stock, $2,042,101 of principal and accrued interest on certain promissory notes outstanding from NaTec and $893,003 of unpaid balances payable to CRSS for services rendered to NaTec. The acquisition of the Convertible Note is the basis for filing CRSS' Amendment No. 4 to the Schedule 13D.

         Item 4. Purpose of Transaction.

         As reported in CRSS' original Schedule 13D filed on or about January 1, 1990, prior to consummation of the Exchange Agreement, CRSN, a wholly-owned subsidiary of CRSS, and Wolf Ridge Corporation, a Colorado corporation and a wholly-owned subsidiary of NaTec ("Wolf Ridge"), formed NaTec Mines, Ltd., a Texas limited partnership ("NaTec Mines"), with each of CRSN and Wolf Ridge owning a 50% partnership interest and CRSN acting as General Partner. As a result of the consummation of the transactions contemplated by the Exchange Agreement, CRSS acquired 11,118,000 authorized but previously unissued shares of NaTec (representing approximately 44.8% of the issued and outstanding shares of NaTec), NaTec became the indirect owner of 100% of the business of NaTec Mines and NaTec received a capital contribution from CRSS. Pursuant to the Exchange Agreement, two of the seven persons then serving as directors on the NaTec Board of Directors were nominated by NaTec, three were nominated by CRSS and two were nominated jointly by CRSS and NaTec. By virtue of its approximately 44.8% ownership of Common Stock and its representation on the NaTec Board of Directors, CRSS may be deemed to have controlled NaTec. Depending upon market conditions and other business considerations, CRSS reserved the right to purchase additional shares of Common Stock on the open market, in private transactions or otherwise, or to decrease its investment in the Common Stock. In addition, CRSS was considering opportunities for NaTec to acquire assets, acquire shares of Common Stock and/or sell Common Stock.

         As reported in CRSS' Amendment No. 1 to Schedule 13D filed on or about September 24, 1990, except as set forth above, CRSS did not have any present plan or proposals to initiate any change in the present Board of Directors or management of NaTec, or make any material change in the business or corporate structure of NaTec. However, CRSS reserved the right to consider the desirability of any of the foregoing from time to time depending upon future business and financial considerations.

         As reported in CRSS' Amendment No. 1 to Schedule 13D filed on or about September 24, 1990, the purpose of CRSS' purchase of $10,000,000 of Series A Preferred Stock was to allow Natec to fund continuing operations and other general corporate purposes, including the completion of its nahcolite mining and processing facility which was scheduled to begin commercial operations in 1991.

         Although the terms of the Series A Preferred Stock issue and acquisition had not been agreed, nor was the agreement in principle binding at the time of the filing of the Amendment No. 1 to Schedule 13D, a Term Sheet setting forth a negotiating outline had been proposed for discussion by the parties and their financial advisers, a copy of which is attached at Page 5 of Amendment No. 1 to Schedule 13D and incorporated herein by reference.

         As reported in CRSS' Amendment No. 3 to Schedule 13D filed on or about May 6, 1991, CRSS then acquired 900,000 shares of Common Stock on April 25, 1991 for investment purposes.

         As reported in CRSS' Amendment No. 4 to Schedule 13D filed on or about February 2, 1993, CRSS acquired the 10,000 shares of Series B Preferred Stock on July 22, 1991 and the 10,000 shares of Series C Preferred Stock of September 1, 1991 for investment purposes, and acquired an additional 106,151 shares of Common Stock on October 15, 1991 as payment of accrued and unpaid dividends on the Preferred Stock held by CRSS. The Convertible Note was acquired by CRSS in exchange for accrued and unpaid dividends on the Preferred Stock held by CRSS, for accrued and unpaid debt of NaTec and for unpaid services rendered to NaTec.

         As reported in CRSS' Amendment No. 5 to Schedule 13D filed on or about May 25, 1993, CRSS currently intended to divest its holdings in NaTec. On May 24, 1993, pursuant to the Registration Rights Agreement described in Item 6 below, at the request of CRSS, NaTec filed a shelf Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, covering 4,000,000 shares of Common Stock owned by CRSS. Upon the effectiveness of the Registration Statement, such shares may be sold from time to time by CRSS, in one of more transactions, through the NASDAQ Small-Cap Market, including ordinary broker's transactions or block transactions, privately negotiated transactions or otherwise.





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
         As reported in CRSS' Amendment No. 6 to Schedule 13D filed on or about July 18, 1994, CRSS and AmerAlia, Inc., a Utah corporation with its common stock publicly traded in the over-the-counter market and quoted on NASDAQ under the symbol "AALA" ("AmerAlia"), entered into a letter agreement dated June 1, 1994 (the "Letter Agreement") whereby CRSS and AmerAlia set forth conditions and the basic agreement under which CRSS proposed to divest and AmerAlia proposed to acquire all of CRSS's equity holdings and certain of CRSS's other interests in NaTec. Under the Letter Agreement, subject to the terms and conditions set forth in the Letter Agreement and the negotiation and execution of a definitive agreement as contemplated by the Letter Agreement, CRSS and AmerAlia agreed to use their best efforts to consummate by July 31, 1994 the acquisition by AmerAlia of, among other things, all of the shares of Common Stock owned by CRSS; all of the shares of Preferred Stock owned by CRSS; and a Convertible Note issued by NaTec outstanding as of July 1, 1994 in the principal amount of $4,122,604 due December 31, 1997, which Convertible Note is currently convertible into 2,443,025 shares of Common Stock (such acquisition being herein referred to as the "Acquisition"). In addition, the Letter Agreement contemplates that, subject to the terms and conditions set forth therein, the following will be accomplished or provided for upon the consummation of the Acquisition: (1) CRSS will (a) deliver to AmerAlia, among other things, all documentation relating to NaTec's business and operations in the possession of CRSS, (b) assign to AmerAlia a certain administrative services agreement and (c) terminate certain lease and other relationships with NaTec, (2) NaTec and AmerAlia will agree with respect to the supply of sodium bicarbonate product and (3) at least two persons to be designated by AmerAlia will be appointed to the Board of Directors of NaTec and the existing members of the Board of Directors of NaTec will resign. CRSS and AmerAlia agreed to use their best efforts to complete the Acquisition on or before July 31, 1994. For a complete description of the proposed Acquisition as presently agreed to by CRSS and AmerAlia, the Letter Agreement is located at Page 7 of Amendment No. 6 to Schedule 13D and incorporated herein by reference.

         As reported in CRSS' Amendment No. 7 to Schedule 13D filed on or about October 11, 1994, the Letter Agreement was terminated. CRSS continued to intend to divest or liquidate all of its equity holdings and other interests in NaTec. CRSS was presently seeking, accepting receipt of and reviewing offers and proposals from third parties, including AmerAlia, with respect to CRSS' interests in NaTec. CRSS was not presently bound under any executed or otherwise definitive agreement or letter of intent, and was not negotiating exclusively, with any person regarding its interests in NaTec.

         As reported in CRSS' Amendment No. 8 to Schedule 13D filed on or about April 28, 1995, NaTec agreed, pursuant to an agreement dated April 5, 1995 (the "Acquisition Agreement"), to sell substantially all of its business and assets, consisting primarily of NaTec's indirect 50% ownership interest in White River Nahcolite Minerals, Limited Liability Company ("White River"), to North American Chemical Company, a Delaware corporation ("NACC"), for purchase price of $10 million payable in cash and a non-interest bearing note of NACC (the "Purchase Price Note"). Such sale is subject to stockholder approval. The purchase price is estimated to have a discounted present value of approximately $9.1 million by reason of the discount to present value of the $4 million Purchase Price Note. NaTec will retain certain assets unrelated to White River, including its patents and technology relating to its dry sodium injection process, its Colorado River water rights and certain furniture and equipment.





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
         As also reported in CRSS' Amendment No. 8 to Schedule 13D, NaTec was to submit for the consideration and approval of its stockholders at the Annual Meeting of Stockholders to be held on or about May 23, 1995 a proposal to approve the sale of substantially all of NaTec's business and assets to NACC pursuant to the Acquisition Agreement and a proposal to approve the complete and voluntary liquidation and dissolution of NaTec conditioned upon the approval by stockholders and consummation of the proposed sale of assets to NACC, such dissolution being revocable by the Board of Directors in the event it deems such revocation to be in the best interest of NaTec and its stockholders. NaTec was to also submit for the consideration and approval of its stockholders at the 1995 Annual Meeting of Stockholders a proposal to elect Mr. Bruce W. Wilkinson, Chairman of the Board of CRSS, and Mr. Timothy R. Dunne, Vice President, General Counsel and Secretary of CRSS, to serve on the Board of Directors of NaTec until the Annual Meeting of Stockholders in 1998 and until their respective successors are elected and qualified.

         As reported in CRSS' Amendment No. 8 to Schedule 13D, Messrs. Wilkinson and Dunne currently served on the Board of Directors, each having been appointed to the Board of Directors shortly before execution of the Acquisition Agreement. Their appointments were made to fill the vacancies on the Board of Directors after Messrs. William L. Armstrong and James M. Piette, each a director since 1991, chose not to stand for re-election and to resign shortly before the execution of the Acquisition Agreement. Mr. Jack F. Rowe, a director since 1989, also chose not to stand for re-election and to resign shortly before the execution of the Acquisition Agreement. The directors who had resigned approved and recommended to the stockholders the approval of the Acquisition Agreement prior to their resignations.

         As reported in CRSS' Amendment No. 8 to Schedule 13D, if the Acquisition Agreement and the transactions contemplated thereby were approved by NaTec stockholders and consummated and the liquidation and dissolution of NaTec was approved by NaTec's stockholders, the Board of Directors of NaTec intended to use all of the proceeds from the sale of assets to NACC and such liquidation to (a) pay costs and expenses incurred by NaTec in connection with the Acquisition Agreement and the liquidation, (b) retire prior debt owed as of March 31, 1995 by NaTec to its creditors, including $6,845,222 (excluding accrued Series A Preferred Stock dividends as of March 31, 1995) owed to CRSS, and (c) pay, to the extent of available sale proceeds, the liquidation preference to which outstanding Preferred Stock, which was held solely by CRSS, is entitled in the event of such liquidation, and, thereafter, to promptly dissolve NaTec.

         As reported in CRSS' Amendment No. 8 to Schedule 13D, if the Acquisition Agreement and the transactions contemplated thereby were approved by NaTec's stockholders and consummated, but the liquidation and dissolution of NaTec was not approved by the Issuer's stockholders, the Board of Directors of NaTec intended to use all of the proceeds from the sale of assets to NACC to
(a) pay costs and expenses incurred by NaTec in connection with the Acquisition Agreement, (b) retire prior debt owned by NaTec to its creditors, including CRSS, and (c) redeem NaTec's outstanding Preferred Stock, which Preferred Stock was held solely by CRSS.





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
         As reported in CRSS' Amendment No. 8 to Schedule 13D, CRSS agreed with NACC, subject to certain conditions, to vote its Common Stock and Series A Preferred Stock in favor of the approval of the Acquisition Agreement. CRSS also at that time supported and intended to vote in favor of the voluntary liquidation and dissolution of NaTec. It was reported at that time the should CRSS vote its shares of stock in NaTec in the manner in which it had so agreed or indicated, approval of the Acquisition Agreement and the liquidation and dissolution of the Company was assured. As a result of the consummation of such transactions, CRSS' equity holdings and other interests in NaTec would be fully liquidated. See Item 6 below.

         As reported in CRSS' Amendment No. 8 to Schedule 13D, in connection with the execution of the Acquisition Agreement, CRSS delivered a letter of guaranty (the "Letter of Guaranty") to NACC, a copy of which is located at Page 8 of Amendment No. 8 to Schedule 13D filed on or about April 28, 1995 and incorporated by reference herein. The Letter of Guaranty, to be effective as of the Closing, guaranteed to NACC and each of its respective successors, assigns and affiliates all claims made by any such indemnitee under the primary indemnification provisions of the Acquisition Agreement; provided, however, that the obligations of CRSS under the Letter of Guaranty would be subject to the same rights, limits and defenses available to the Acquisition Agreement; provided, further, that the liability of CRSS to guarantee such obligations is limited to the amount by which the discounted present value of the Purchase Price Note at the time such claim is made exceeds the sum of (x) the amount previously paid by CRSS pursuant to the Letter of Guaranty ("CRSS Payments") and (y) the extent to which the aggregate amount of both paid and unpaid accrued obligations of NACC under the Purchase Price Note exceeds the aggregate amount of CRSS Payments.

         As amended hereby, on August 24, 1995, NaTec sold, pursuant to an agreement dated April 5, 1995, as amended (the "Acquisition Agreement"), a copy of which is attached hereto as Exhibit I and incorporated herein by reference, substantially all of its business and assets, consisting primarily of the Issuer's indirect 50% ownership interest in White River Nahcolite Minerals, Ltd. Liability Company ("White River"), to North American Chemical Company, a Delaware corporation ("NACC"), for a purchase price of $10.5 million payable in $500,000 cash, a $4 million non-interest bearing promissory note of NACC and a $6 million non-interest bearing promissory note of White River. NaTec retained in the sale certain assets unrelated to White River, including its patents and technology relating to its dry sodium injection process, its Colorado River water rights and certain furniture and equipment.

         As amended hereby, also on August 24, 1995, NaTec dissolved and liquidated all of its assets immediately following the asset sale to NACC, including the proceeds of such sale. As a result of the liquidation, NaTec satisfied its outstanding prior debts to creditors, including $6,845,222 (excluding accrued Series A Preferred Stock dividends as of March 31, 1995) owed to CRSS, and paid, to the extent of available sale proceeds, the liquidation preference to which NaTec's outstanding preferred stock, which is held solely by CRSS, is entitled in the event of such liquidation, but did not have sufficient assets to pay the entire liquidation preference to CRSS or to make any distribution to holders of Common Stock. Promptly upon the consummation of such transactions, a significant portion of CRSS' equity holdings in Series A Preferred Stock, as well as CRSS' debt in NaTec, were fully liquidated.





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
         As amended hereby, the Letter of Guaranty delivered to NACC in connection with the execution of the Acquisition Agreement was effective as of August 24, 1995.

         Item 5. Interest in the Securities of the Issuer.

         As originally reported on January 1, 1990, CRSS owned 11,118,000 shares of Common Stock of NaTec, which shares represented approximately 44.8% of all issued and outstanding shares of NaTec, which were acquired on October 30, 1989 pursuant to the Exchange Agreement. CRSS exercised sole voting power and sole dispositive owner over such shares. In addition, the Exchange Agreement provided that CRSS had the right to acquire additional shares of NaTec in satisfaction of claims for indemnification for any breach by NaTec of the representations, warranties and covenants contained in the Exchange Agreement. No such claim had been made as of January 1, 1990. Similarly, NaTec could require CRSS to surrender shares of NaTec in satisfaction of the claims for indemnification for any breach by CRSS of the representations, warranties, and covenants made by it in the Exchange Agreement. No such claim had been made as of January 1, 1990.

         Except as set forth above, as of January 1, 1990, neither CRSS nor, to the best of its knowledge, any executive officer or director of CRSS, beneficially owned any shares of Common Stock of NaTec or had engaged in any transaction in the shares of Common Stock during the sixty days prior to January 1, 1990.

         As reported in CRSS' Amendment No. 1 to Schedule 13D filed on or about September 24, 1990, CRSS owned 44.3% of shares of Common Stock, down from the 44.8% previously reported, due to the issuance of 124,324 shares of Common Stock to RMT, Inc. in August of 1990. Upon the possible conversion of the Series A Preferred Stock, CRSS' percentage ownership of Common Stock could increase. However, as an agreement on the terms of the transaction had not been finally determined, the possible number of such additional shares of Common Stock could not then be determined.

         As reported in CRSS' Amendment No. 2 to Schedule 13D filed on or about November 13, 1990, the agreed conversion rate for Series A Preferred Stock into Common Stock of $6.18125 per share of Common Stock could result up to 1,617,795 additional shares of Common Stock to be held by the holder(s) of the Series A Preferred Stock upon conversion. The Series A Preferred Stock are convertible into shares of Common Stock at any time prior to redemption of the Preferred Stock. In addition, NaTec may pay the 12% per annum quarterly dividend rate on the Series A Preferred Stock in the form of Common Stock rather than cash for the first three years. For dividend payment purposes, the NaTec stock would be valued at its market price at the time of record date for payment.

         As of the date of Amendment No. 3 to Schedule 13D filed on or about May 6, 1991, CRSS beneficially owned, assuming conversion of the Series A Preferred Stock into 1,617,796 share of Common Stock, a total of 13,534,725 shares, representing 50.4% of the presently outstanding Common Stock and Series A Preferred Stock (the Series A Preferred Stock on an "as if" converted basis). CRSS had the sole power to vote its Common Stock and Series A Preferred Stock.

         As of the date of Amendment No. 4 to Schedule 13D filed on or about February 2, 1993, CRSS beneficially owned a total of 17,016,029 shares of Common Stock, representing 55.96% of the issued and outstanding Common Stock on a fully diluted basis. The 17,016,029 shares of Common Stock owned beneficially by CRSS are comprised of the following: (i) 12,096,700 shares of Common Stock, (ii) 1,617,796 shares of Common Stock assuming conversion of the Series A Preferred Stock, (iii) 224,403 shares of Common Stock assuming conversion of the Series B Preferred Stock, (iv) 278,551 shares of Common Stock assuming conversion of the Series C Preferred Stock, and (v) 2,798,580 shares of Common Stock assuming conversion of the principal amount of the Convertible Note. CRSS had the sole power to vote its Common Stock and Series A, B and C Preferred Stock of NaTec.

         As reported in CRSS' Amendment No. 8 to Schedule 13D filed on or about April 28, 1995, CRSS recently converted all of its shares of Series B and C Preferred Stock into Common Stock, and thus there are no shares of the Series B and C Preferred Stock outstanding. CRSS also recently converted approximately 55,620 shares of its Series A Preferred Stock into 899,818 shares of Common Stock. As a result, as of the date of Amendment No. 8 to Schedule 13D, CRSS beneficially owned a total of 16,660,452 shares of the Common Stock, representing approximately 55.46% of the issued and outstanding Common Stock on a fully diluted basis. The shares of Common Stock owned beneficially by CRSS at that time were comprised of the following: (i) 13,499,449 shares of Common Stock, (ii) 717,978 shares of Common Stock assuming the conversion of the remaining Series A Preferred Stock and (iii) 2,443,025 shares of Common Stock assuming the conversion of the principal amount of the Convertible Note.

         As amended hereby, on August 24, 1995, the date of the dissolution and liquidation of NaTec's assets, shares of Common Stock and Series A Preferred Stock issued and outstanding prior to August 24, 1995 remained issued and outstanding; however, CRSS, as well as the other stockholders of such shares, only possess those rights and ownership interests in the Common Stock and Series A Preferred Stock as permitted under the Utah Revised Business Corporation Act with respect to stock holdings in a dissolved and liquidated corporation.

         Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         In connection with the Exchange Agreement, CRSS, NaTec, Advance Ross Corporation ("ARC"), a Delaware corporation, Arthur S. Bowes, Jr. ("Bowes"), and Edward C. Rosar entered into a Registration Rights Agreement, dated as of October 30, 1989, pursuant to which CRSS has the right on three separate occasions to request NaTec to cause to the Securities Act of 1933, as amended. In addition, pursuant to the Registration Rights Agreement, CRSS had the right to have its shares included in any offering of NaTec shares by NaTec or by ARC or Bowes. A copy of the Registration Rights Agreement is located in the original Schedule 13D filed on or about January 1, 1990 and incorporated herein by reference.

         As of January 1, 1990, neither CRSS nor, to the best of its knowledge, any executive officer or director of CRSS, had any contract, arrangement, understanding or relationship with each other or any other person with respect to any securities of NaTec, except for the arrangements described in Items 3, 4, 5 and 6.

         As reported in CRSS' Amendment No. 8 to Schedule 13D filed on or about April 28, 1995, CRSS has agreed with NACC pursuant to a certain letter agreement (the "Voting Letter Agreement"), subject to certain conditions, to vote its Common Stock and Series A Preferred Stock in favor of the approval of the Acquisition Agreement. CRSS at that time also supported and intended to vote in favor of the voluntary liquidation and dissolution of NaTec. Should CRSS vote its shares of stock in NaTec in the manner in which it has so agreed or indicated, approval of the Acquisition Agreement and the liquidation and dissolution of the Company was assured. As a result of the consummation of such transactions, CRSS' equity holdings and other interest in NaTec would be fully liquidated. A copy of the Voting Letter Agreement is located at Page 10 of Amendment No. 8 to Schedule 13D and incorporated herein by reference.

         As amended hereby, CRSS voted its Common Stock and Series A Preferred Stock in favor of the approval of the Acquisition Agreement and the voluntary liquidation and dissolution of NaTec, which approval of the Acquisition Agreement and the liquidation and dissolution of the Company was then assured. Promptly upon the consummation of the transactions contemplated by the Acquisition Agreement, a significant portion of CRSS' equity holdings in Series A Preferred Stock, as well as CRSS' debt in NaTec, were fully liquidated.

         Item 7. Material Filed as Exhibits.

         A. Exchange Agreement, dated as of July 24, 1989, between CRS Sirrine, Inc. and Industrial Resources, Inc. (Exhibit A to original Schedule 13D filed January 1, 1990).

         B. Registration Rights Agreement, dated as of October 30, 1989, among NaTec Resources, Inc., CRS Sirrine, Inc., Advance Ross Corporation, Arthur S. Bowes, Jr., and Edward C. Rosar (Exhibit B to original Schedule 13D filed January 1, 1990).

         C. Term Sheet (for discussion and analysis purposes) (Exhibit A to Amendment No. 1 to Schedule 13D filed on or about September 24, 1990).

         D. Registration Rights Agreement dated as of October 24, 1990 (Exhibit A to Amendment No. 2 to Schedule 13D filed on or about November 13,
1990).

         E. Stock Purchase Agreement and Exhibits dated as of October 24, 1990 (Exhibit B to Amendment No. 2 to Schedule 13D filed on or about November 13, 1990).

         F. Letter Agreement dated June 1, 1994 between CRSS and AmerAlia, Inc. (Exhibit A to Amendment No. 6 to Schedule 13D filed on or about July 18,
1994).

         G. Letter of Guaranty dated April 5, 1995 by CRSS (Exhibit A to Amendment No. 8 to Schedule 13D filed on or about April 28, 1995).

         H. Voting Letter Agreement dated April 5, 1995 by CRSS (Exhibit B to Amendment No. 8 to Schedule 13D filed on or about April 28, 1995).

         I. Acquisition Agreement dated as of April 5, 1995 between NaTec and NACC (Exhibit I hereto).

         J. Assignment in Dissolution dated as of August 24, 1995 by NaTec (Exhibit K hereto).

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 7, 1995


                                   CRSS INC.



                                   By:  /s/ TIMOTHY R. DUNNE
                                      -----------------------------------------
                                        Timothy R. Dunne, Vice President,
                                        General Counsel and Secretary

                                   SCHEDULE 1

         The names and principal occupations of the directors of CRSS, the names and titles of the executive officers of CRSS and their business addresses are set forth below. Unless otherwise indicated, the business address of each person listed below is CRSS Inc., 1177 West Loop South, Suite 800, Houston, Texas 77027. Unless otherwise indicated, (i) each person listed below is a citizen of the United States, and (ii) the employment or occupation set forth opposite each person's name refers to employment at CRSS.

                        Name and                                          Present Principal
                    Business Address                                   Employment or Occupation
                    ----------------                                   ------------------------
 I.       Directors:
          ---------
          Christian Biebuyck*                            Senior Vice President-Latin America for Electricity
          Place du Trone 1                               and Gas International, a division of Tractebel S.A.
          B-1000 Brussels, Belgium

          Daniel Deroux*                                 Chairman of the Board of ATC Acquisition Corp. and
          Place du Trone 1                               Managing Director & Chief Executive Officer of
          B-1000 Brussels, Belgium                       American Tractebel Corporation since 1993; Director
                                                         of Powerfin S.A.; Member of the General Management
                                                         Committee of Tractebel S.A.; Chief Executive Officer
                                                         of Electricity and Gas International, a division of
                                                         Tractebel S.A.

          Florent Gheeraert*                             Senior Vice President-Technical Assistance
          Place du Trone 1                               Electricity Production for Electricity and Gas
          B-1000 Brussels, Belgium                       International, a division of Tractebel S.A.

          Manfred Loeb*                                  Chairman of the Board of American Tractebel
          Place du Trone 1                               Corporation; Vice Chairman of Powerfin S.A.;
          B-1000 Brussels, Belgium                       Director of Tractebel S.A.; Member of General
                                                         Management Committee of Tractebel S.A.

          Henri Meyers*                                  Senior Vice President-USA, Canada, India and
          Place du Trone 1                               Pakistan for Electricity and Gas International, a
          B-1000 Brussels, Belgium                       division of Tractebel S.A.

          Pierre Michel*                                 Executive Vice President of Electricity and Gas
          Place du Trone 1                               International, a division of Tractebel S.A.
          B-1000 Brussels, Belgium

                        Name and                                          Present Principal
                    Business Address                                   Employment or Occupation
                    ----------------                                   ------------------------
          Ben R. Stuart                                  President and Chief Executive Officer of Dresser-
                                                         Rand Company; Senior Vice President-Operations of
                                                         Dresser Industries, Inc.

          Philippe van Marcke                            President and Director of ATC Acquisition Corp.;
          12 East 49th Street                            Director and President of American Tractebel
          New York, NY  10017                            Corporation

          Bruce W. Wilkinson                             Chairman of the Board, President and Chief Executive
                                                         Officer of CRSS


 II.      Executive Officers:
          ------------------
          Bruce W. Wilkinson                             Chairman of the Board and Chief Executive Officer

          Philippe van Marcke                            Vice Chairman of the Board
          12 East 49th Street
          New York, NY  10017

          William P. Utt                                 President

          Paul J. Cavicchi                               Executive Vice President
          12 East 49th Street
          New York, NY  10017

          William J. Gardiner                            Executive Vice President and Chief Financial Officer

          Werner E. Schattner                            Executive Vice President Operations & Maintenance

          Timothy R. Dunne                               Senior Vice President, General Counsel and Secretary

          Gary L. Greenblatt                             Senior Vice President Finance and Treasurer
          12 East 49th Street
          New York, NY  10017

          William C. Julian                              Senior Vice President Project Development

          Paul J. Margaritis                             Senior Vice President Business Development

          Keith L. Pronske                               Senior Vice President Business Development
          501 14th Street, Suite 210
          Oakland, CA  94612

                        Name and                                          Present Principal
                    Business Address                                   Employment or Occupation
                    ----------------                                   ------------------------
          Stephen G. Williams                            Senior Vice President Pulp & Paper
          2 Concourse Parkway, #125
          Atlanta, GA  30328

          Mary V. Gilbert                                Vice President, Controller and Assistant Secretary

          Eric Heggeseth                                 Vice President Operations
          53 Regional Drive
          Concord, NH  03301

          Robert T. Parks                                Vice President Operations

          B. H. Ransdell                                 Vice President Operations

          Jean Rappe                                     Vice President Engineering and Projects
          12 East 49th Street
          New York, NY  10017


--------------------
         *       Citizen of Belgium

                                 EXHIBIT INDEX

                                                                                EXHIBIT            EXHIBIT
                                                                             REFERENCED ON         LOCATED
 EXHIBIT NAME                     DOCUMENT NAME                               PAGE HEREOF          ON PAGE
 ------------                     -------------                               ----------           -------
 Exhibit A to Schedule 13D        Exchange Agreement, dated as of July             4           9 of Schedule
 filed January 1, 1990            24, 1989, between CRS Sirrine, Inc.                               13D
                                  and Industrial Resources, Inc.

 Exhibit B to Schedule 13D        Registration Rights Agreement, dated             11           Schedule 13D
 filed January 1, 1990            as of October 30, 1989, among NaTec,
                                  CRS Sirrine, Inc., Advance Ross
                                  Corporation, Arthur S. Bowes, Jr., and
                                  Edward C. Rosar

 Exhibit A to Amendment No. 1     Term Sheet (for discussion and                   6           5 of Amendment
 to Schedule 13D filed on or      analysis purposes)                                               No. 1
 about September 24, 1990

 Exhibit A to Amendment No. 2     Stock Purchase Agreement dated as of             4               17 of
 to Schedule 13D filed on or      October 24, 1990 and Exhibits                                Amendment No.
 about November 13, 1990                                                                             2

 Exhibit B to Amendment No. 2     Registration Rights Agreement dated as           12          4 of Amendment
 to Schedule 13D filed on or      of October 24, 1990                                              No. 2
 about November 13, 1990

 Exhibit A to Amendment No. 6     Letter Agreement dated June 1, 1994              7           7 of Amendment
 to Schedule 13D filed on or      between CRSS and AmerAlia                                        No. 6
 about July 18, 1994

 Exhibit B to Amendment No. 8     Letter of Guaranty dated April 5, 1995           9           8 of Amendment
 to Schedule 13D filed on or      by CRSS                                                          No. 8
 about April 28, 1995

 Exhibit C to Amendment No. 8     Voting Letter Agreement dated April 5,           12              10 of
 to Schedule 13D filed on or      1995 by CRSS                                                 Amendment No.
 about April 28, 1995                                                                                8



                                                                                EXHIBIT
                                                                             REFERENCED ON
 EXHIBIT NAME                     DOCUMENT NAME                               PAGE HEREOF
 ------------                     -------------                               -----------
 Exhibit K (Exhibit 2)            Assignment in Dissolution dated as of            13
                                  August 24, 1995 by NaTec

 Exhibit I (Exhibit 10)           Acquisition Agreement dated as of                9
                                  April 5, 1995 between NaTec and NACC